UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Traeger, Inc.
(Exact name of registrant as specified in its charter)

Delaware	82-2739741
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

533 South 400 West
Salt Lake City, Utah	84101
(Address of Principal Executive Offices)	(Zip Code)

(801) 701-7180
Registrant’s telephone number, including area code

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended 2024.

Section 1 – Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit
Conflict Minerals Disclosure
A copy of Traeger, Inc.’s (“Traeger”) Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024 is provided as Exhibit 1.01 hereto and is publicly available at https://s28.q4cdn.com/548097921/files/doc_downloads/governance/2024/05/2024-Conflict-Minerals-Report.pdf.*
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable
Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024.
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* The reference to Traeger’s website is provided for convenience, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report attached as Exhibit 1.01 hereto nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Traeger, Inc.

Date: May 30, 2025	By:	/s/ Courtland Astill
Courtland Astill
General Counsel and Corporate Secretary